New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 239,579
Accounts Receivable	25,462
Equipment (net of accumulated depreciation, $67,551)	19,917
Security Deposit – rent	2,600
Total Assets	$ 287,558

Liabilities and Shareholder's Equity

Liabilities

Accounts Payable	$ 46,869
Credit Card Payable	16,976
Total Liabilities	63,845

Shareholder's Equity

Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,307,030
Retained deficit	(1,088,317)
Total Shareholder's Equity	223,713
Total Liabilities and Shareholder's Equity	$ 287,558